

13031148

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 68337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: .

Xpert Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Dry Creek Lane
(No. and Street)

Woodside	CA	94147
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Valdez — (415) 314-0502
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name - *if individual, state last, first, middle name*)

100 West San Fernando St. Suite 365	San Jose	CA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/12/13

OATH OR AFFIRMATION

I, Robert Valdez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Xpert Securities, Inc.**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



SAMMI HO
Commission # 1915036
Notary Public - California
Santa Clara County
My Comm. Expires Dec 3 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
x (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SingerLewak
Accountants & Consultants

Xpert Securities, Inc.
(A Development Stage Company)
Financial Statement Index
Year Ended December 31, 2012


YEARS
SINCE 1959

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Xpert Securities, Inc. (A Development Stage Company)
San Mateo, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Xpert Securities, Inc. (A Development Stage Company) (the "Company"), as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xpert Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and the Company has ceased all operations and has stopped obtaining funding for its operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matters
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying statements of operations, changes in stockholder's equity, and cash flows for the period from March 19, 2009 (date of inception) through December 31, 2012 have been compiled by us. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements. Accordingly, we do not express an opinion or any assurance about whether these compiled financial statements are in accordance with accounting principles generally accepted in the United States of America.


SingerLewak LLP

SingerLewak LLP

San Jose, California
February 28, 2013

Xpert Securities, Inc.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$ 14,787
Prepaid expenses	17,502
Other assets	1,930
Total Assets	$ 34,219

Liabilities and Shareholder's equity

Liabilities:	
Accounts payable	$ 2,639
Total liabilities	2,639
Commitments and Contingencies	
Shareholder's Equity:	
Common Stock	1
Additional paid-in-capital	2,320,200
Accumulated Deficit	(2,288,621)
Total Shareholder's Equity	31,580
Total Liabilities and Shareholder's Equity	$ 34,219

See accompanying notes to the financial statements.

Xpert Securities, Inc.
(A Development Stage Company)
Statements of Operations
Year Ended December 31, 2012

	For the Year Ended December 31, 2012 (Audited)	Period from March 19, 2009 (Date of Inception) to December 31, 2012 (Unaudited)
Revenues		
Advisory fees	$ 25,000	$ 45,000
Other revenue	15,138	15,214
Total revenues	40,138	60,214
Expenses		
Compensation & benefits	316,235	971,534
Compliance	85,589	159,563
Professional services	75,141	696,347
Travel and entertainment	28,542	70,942
Depreciation & amortization	25,594	83,386
Occupancy	24,525	66,487
Communication	22,386	58,699
Marketing	19,773	39,922
Administration	14,702	82,500
Other	60,693	119,455
Total expenses	673,180	2,348,835
Net loss	($ 633,042)	($2,288,621)

See accompanying notes to the financial statements.

Xpert Securities, Inc.
(A Development Stage Company)
Statements of Shareholder's Equity
Year Ended December 31, 2012

Balance, March 19, 2009 (Date of Inception) (Unaudited)	$ -
Issuance of common stock for cash	200,001
Contributions	2,120,200
Net loss	(2,288,621)
Ending Shareholder's Equity, December 31, 2012	$ 31,580
Beginning Shareholder's Equity, January 1, 2012	$ 254,622
Contributions	410,000
Net loss	(633,042)
Ending Shareholder's Equity, December 31, 2012	$ 31,580

See accompanying notes to the financial statements.

Xpert Securities, Inc.
(A Development Stage Company)
Statements of Cash Flows
Year Ended December 31, 2012

	For the Year Ended December 31, 2012 (Audited)	Period from March 19, 2009 (Date of Inception) to December 31, 2012 (Unaudited)
Cash flows from operating activities:		
Net loss	($ 633,042)	($ 2,288,621)
Changes in net loss not requiring the use of cash:		
Depreciation & amortization	25,591	84,803
Impairment loss	2,875	2,875
Change in operating assets and liabilities:		
Prepaid expenses	12,654	(17,502)
Other assets	118,417	1,930
Accounts payable	(39,476)	(2,639)
Total adjustments	120,064	69,467
Net cash used in operating activities	(512,981)	(2,219,154)
Cash flows provided by financing activities:		
Common stock issuance	-	200,001
Contributions	410,000	2,120,200
Net cash used in financing activities	410,000	2,320,201
Cash flows provided by investing activities:		
Purchases of property and equipment	-	(87,423)
Sale of equipment	1,163	1,163
Net cash provided by investing activities	1,163	(86,260)
Net increase in cash	(101,818)	14,787
Cash and cash equivalents, beginning of year	116,605	-
Cash and cash equivalents, end of year	$ 14,787	$ 14,787
Supplemental Cash Flow disclosures		
Cash paid for taxes	$ 1,842	$ 2,767
Cash paid for interest	$ -	$ -

See accompanying notes to the financial statements.

Xpert Securities, Inc.
(A Development Stage Company)
Notes to the Financial Statements
Year Ended December 31, 2012

1. Summary of Significant Accounting Policies

Nature of Operations
Xpert Securities, Inc. (the "Company") was incorporated in the State of Delaware in March 2009. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company intended to be an online trading platform that would support two types of transactions: (1) allow companies to raise capital pursuant to Rule 506 of Regulation D, and (ii) allow for the secondary sale of private company equity securities to qualified institutional buyers pursuant to Rule 144A. However, during December 2012, the Company was decided to abandon the business plan, relieve itself of all assets and obligations, and sell the Company, if possible to a new owner.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2012 the Company maintained cash accounts that were not in excess of funds covered by insurance.

Revenue Recognition
The Company revenue is generated from concessions and commissions relating to capital for private companies. Revenue is recognized when such transactions are closed and the funding is completed.

Property and Equipment
The Company's property and equipment, which consisted of computer equipment, are carried at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $2,000 or more are capitalized. Depreciation on computer equipment is calculated using straight-line methods over the estimated useful life of three (3) years.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company elected "C Corporation" status for income tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2012, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

Major Customer

The Company incurred two revenue transactions during the year ended December 31, 2012, earning a commission fee from one customer in the amount of $20,000 related to raising $1,000,000 of capital for this one customer.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. The most significant estimates in the financial statements are the accrual of expenses. Actual results could differ from those estimates.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

1. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)
The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Concentrations of Credit Risk
The Company maintains its cash balances in one bank. The bank balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 for interest bearing accounts and unlimited for non-interest bearing accounts. To date, the Organization has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Beginning January 1, 2013, noninterest-bearing transaction accounts will no longer be insured separately from the Company's other accounts at the same financial institution. Noninterest-bearing accounts will be added to any of the Company's other accounts in the applicable ownership category with an aggregate balance insured up to at least the standard Maximum Deposit Insurance Amount (SMDIA) of $250,000.

Recently Adopted Accounting Pronouncement
In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement* (Topic 820): Amendments to Achieve Common *Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU No. 2011-04 updates accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Company's financial statements.

2. Management's Operational Plan

The Company has incurred operating losses since its inception. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern. The Company has suffered recurring losses from operations and the Company has ceased all operations and has stopped obtaining funding for its operations. On January 18, 2013, management of the Company, in conjunction with the Parent, entered into a letter of intent with an independent third party to sell substantially all of the assets, tangible and intangible, including these used by the Company to conduct business as a broker-dealer (See Note 11).

3. Related Parties

The Company and its parent, Xpert Financial, LLC (the "Parent") have entered into an arrangement whereby they share office space and office services. The cost of such space and services are allocated between the entities in accordance with an Administrative Services Agreement. Any amounts owed pursuant to this agreement are due on demand and bear no interest. During the year ended December 31, 2012, the Company paid the Parent $105,337 for such services. As of December 31, 2012, the Company had no liability to the Parent for such services.

4. Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities & Exchange Commission's Uniform Net Capital Rule, which requires the Company to maintain minimum net capital of $5,000 and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2012, the Company's net capital balance as defined by the Rule 15c3-1 was $12,148, which exceeded the net capital requirement of $5,000. At December 31, 2012 the Company's aggregated indebtedness to net capital ratio as defined by Rule 15c3-1 was 0.22 to 1.

5. Stockholder's Equity

As of December 31, 2012, 100 shares of common stock, with a par value of $0.01 per share, were authorized, issued and held by the Parent.

During the year ended December 31, 2012, as a result of Contribution Agreements with the Parent, paid-in-capital of $410,000 was contributed to the Company.

6. Property and Equipment

During November 2012, the Company sold or disposed of all property and equipment. For the year ended December 31, 2012, depreciation expense totaled $23,188.

7. Provision for Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2012:

	For the Year Ended December 31, 2012 (Audited)		
	Federal	States	Total
Currently payable	$ -	$ 925	$ 925
Deferred benefit	-	-	-
Total provision for income taxes	**$ -**	**$ 925**	**$ 925**

The income tax expense differs from the expected benefit that would result from applying statutory rates to the pre-tax loss due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied during the periods to those differences between the financial statements and the tax returns (described in Note 1), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items also referred to as permanent differences.
- The federal tax benefit derived from the deduction for state franchise and income taxes.
- A deferred tax benefit was not recognized for net operating loss carry forwards, state tax credit carry forwards, and intangible asset basis differences due to the valuation allowance discussed below.

Deferred tax assets and liabilities at December 31, 2012 consist of the following:

Deferred tax assets:	
Net operating loss carry forwards	$ 845,000
Amortization	123,000
Tax credits	28,000
	996,000
Deferred tax liabilities:	
State taxes	(74,000)
Net deferred tax assets	922,000
Valuation allowance	(922,000)
Deferred tax asset	**$ -**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the net deferred tax assets is appropriate in light of the Company's recent operating losses.

7. Provision for Income Taxes (Continued)

The Company's taxable loss is included in the consolidated tax returns filed with its parent. These tax returns, from 2009 onward, are subject to review and audit by the taxing authorities.

The Company has approximately $1,997,000 in Federal and $1,880,000 in states' net operating loss carry forwards available to offset future taxable income. These carry forwards will begin expiring in 2029.

For tax reporting purposes legal fees incurred to obtain certain intangible assets must be capitalized and amortized over a period of fifteen years. For financial reporting purposes these legal fees are treated as an expense when incurred. As of December 31, 2012, the Company has capitalized for tax reporting approximately $339,000 of legal fees incurred to obtain its broker-dealer license and ATS designation. Accumulated tax amortization is $50,850 as of December 31, 2012.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

Accounting for uncertainty in income taxes permits an entity to recognize interest and penalties related to tax uncertainties either as income tax expense or operating expenses. The Company has chosen to recognize interest and penalties related to tax uncertainties as tax expenses. At December 31, 2012, the Company had no accrued interest and penalties related to uncertain tax positions.

8. Commitments and Contingencies

Commitments

The Company operates under a space and expense sharing agreement with the Parent, and is not directly a party to a lease. Costs are ratably allocated the Company. The Company has no obligation for future rental payments. In addition, there are no other non-cancelable operating leases for office facilities and equipment.

Contingencies

As of December 31, 2012, the Company was not involved in litigation and regulatory investigations arising in the ordinary course of business.

During 2011, the Company terminated its agreement with Legent Clearing, LLC, and entered into an agreement with The Bank of New York Mellon to be their new escrow agent. Under the agreement with Legent Clearing, LLC, the Company was required to maintain a $25,000 deposit fund, which as a result of the early termination of the agreement has not been returned to the Company, and the Company does not expect to receive the money nor do they have further plans to seek full return. The deposit has been reduced to $0 as of December 31, 2012.

9. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a limited number of clients. For the year ended December 31, 2012, advisory revenue derived from one client was $20,000 or 80% of total advisory fee revenue.

10. Debt Restructuring

During the year ended December 31, 2012, the Company was able to negotiate with its creditors to reduce the total amount of outstanding balances owed, and was able to settle for less than the original amount. The debt restructuring negotiations resulted in a savings of $15,000 which is included in Other Income in the accompanying Statements of Operations.

11. Subsequent Events

On January 18, 2013, the Parent entered into a Letter of Intent to sell all of the assets of the Parent and the Company to an unrelated third party subject to required regulatory approval related to the Company's broker-dealer license. The Parent expects to consummate this sale during the spring of 2013.

Supplemental Financial Information

Xpert Securities, Inc.
(A Development Stage Company)
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934
December 31, 2012

Shareholder's Equity	$ 31,580
Less: Non allowable assets:	
Prepaid Expenses	(17,502)
Other assets	(1,930)
Net Capital	12,148
Less: Required Capital	(5,000)
Excess Net Capital	$ 7,148
Excess Net Capital at 120%	$ 6,148
Computation of Aggregate Indebtedness	
Accounts payable	$ 2,639
Total aggregate indebtedness	$ 2,639
Ratio of Aggregate Indebtedness to Net Capital	0.22 to 1

Xpert Securities, Inc.
(A Development Stage Company)
Schedule II
Computation for determination of Reserve Requirement and information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company claims exemption from the requirements of SEC Rule 15c3-3 under section k(2)(ii) of the rule as it does not hold customer funds or securities.

Xpert Securities, Inc.
(A Development Stage Company)
Schedule III
Reconciliation of net Capital as reported originally on form X-17a-5
December 31, 2012

Net capital, as originally reported on Form X-17a-5	$ 13,787
Additional accruals	1,639
Net capital, as adjusted	$ 12,148

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Francisco


50
YEARS
SINCE 1959

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Xpert Securities, Inc.
San Mateo, California

In planning and performing our audit of the financial statements and supplemental schedules of Xpert Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 W San Fernando St., Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


SingerLewak LLP

SingerLewak LLP

San Jose, California
February 28, 2013